Exhibit 99.2

                             Kingdom Ventures, Inc.
                                Board resolution

                        UNANIMOUS WRITTEN CONSENT OF THE
                               BOARD OF DIRECTORS

                                 April, 5th 2005

The undersigned, being all of the members of the Board of Directors of Kingdom Ventures, Inc., a Nevada Corporation (the "Company), do hereby vote for, consent to, approve and adopt the following resolutions.

Whereas, the Corporation deems it is advisable and in the best interest of the corporation to allow the following

IT IS RESOLVED that the Corporation all for conversion of existing Debts to Stock as Stated below

IT IS RESOLVED At the discretion of the lender , and in lieu of repayment of the cash monies advanced, the lender may receive and amount of shares that the above principal amount will purchase in Kingdom Ventures, Inc. at the rate of .30 per share for the principal and occurred interest above. This option to receive stock in-lieu of each may be exercised at any times within the next 12 months upon written notification of the lenders intention to do so

IT IS RESOLVED that the corporation authorizes the President to complete the Various documents required to complete this termination and to cease a copy of all documents to be filed with the Corporation's books and records

The Unanimous consent may be executed in one or more counterparts and shall be effective as of the date thereof, regardless of weather any individual counterparts or all such counterparts are amended by all members of the Board of Directors and regardless of weather any of all such executions occur before, or on such date.



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Gene Jackson